EXTENSION AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2007.

BETWEEN:

TOURNIGAN GOLD CORPORATION, a corporation organized
under the laws of the Yukon and having an office at
1200 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1

(“Tournigan”)

OF THE FIRST PART

AND:

TOURNIGAN USA INC., a corporation organized under the laws
of the State of Wyoming, United States, and having an office at
1200 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1

(“Tournigan USA”)

OF THE SECOND PART

AND:

SWEETWATER RIVER RESOURCES LLC, a limited liability
company organized under the laws of the State of Wyoming, United
States, and having a office at 220 Hwy 10, Jelm, Wyoming, United
States, 82063

(“Optionor”)

(together, the “Parties”)

WHEREAS:

A.     The Parties entered into an Option Transfer and Amendment Agreement dated September 14, 2007 (the “OTA Agreement”).

B.     The Parties wish to amend the OTA Agreement to extend the deadline for closing the transactions contemplated by the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the Parties hereto agree as follows:

1.     Article 7 of the OTA Agreement is deleted in its entirety and replaced by the following:

ARTICLE 7
CONDITIONS PRECEDENT

The obligations of Tournigan and Tournigan USA under this Agreement are subject to and do not become binding until the earlier of:

(a)     the Canada Revenue Agency notifies Tournigan that the completion of the transactions contemplated by this Agreement will not prejudice Tournigan’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the “Tournigan Reorganization”); or

(b)     the Tournigan Reorganization has closed.

The Parties will use their commercially reasonable best efforts to satisfy these conditions precedent. The conditions precedent are for the exclusive benefit of Tournigan, which may, but which is not required to, waive the condition precedent in whole or in part. The date upon which the conditions precedent have been satisfied (or waived) will be the effective date of this Agreement (the “Effective Date”). Tournigan will notify the Optionor and Tournigan USA of the satisfaction of each condition precedent immediately upon such condition precedent being satisfied. Notwithstanding any other provision of this Agreement, the Optionor has the right to terminate this Agreement without any further obligation or liability if each of the conditions precedent has not been satisfied, or waived by Tournigan, by February 15, 2008.

2.     The parties hereby covenant to observe, perform and be bound by the terms, conditions, covenants and provisions contained in the OTA Agreement , as amended by this Agreement.

3.     The parties agree that this Agreement shall, from the effective date hereof, be read and construed along with the OTA Agreement and be treated as a part thereof for such purposes and, so far as may be necessary to effectuate this Agreement and the OTA Agreement, as applicable, shall be regarded as being hereby amended, and the OTA Agreement as amended by this Agreement, together with all terms and provisions thereof shall remain in full force and effect.

4.     This Agreement may be executed in one or more counterparts, all of which when duly executed will constitute a fully binding agreement between the parties hereto. In addition, this agreement may be executed and delivered by facsimile, and facsimile delivery shall constitute good and sufficient delivery for the purposes of creating a binding agreement.

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

TOURNIGAN GOLD CORPORATION:

“Hans Retterath”
Authorized Officer

“James Walchuck”
Authorized Officer

TOURNIGAN USA INC.

“James Walchuck”
Authorized Officer

SWEETWATER RIVER RESOURCES LLC

“John W. Glasscock”
Authorized Officer